United States securities and exchange commission logo





                          July 15, 2022

       Michael Dent
       Chief Executive Officer
       HealthLynked Corp
       1265 Creekside Parkway, Suite 302
       Naples, Florida 34108

                                                        Re: HealthLynked Corp
                                                            Registration
Statement filed on Form S-1
                                                            Filed July 11, 2022
                                                            File No. 333-266088

       Dear Dr. Dent:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Clayton E. Parker, Esq.